SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2014

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.	an announcement regarding provision of guarantees by China Petroleum & Chemical Corporation (the “Registrant”); and
2.	an announcement regarding connected transactions of the Registrant;

Each made by the Registrant on October 30, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

OVERSEAS REGULATORY ANNOUNCEMENT
PROVISION OF GUARANTEES

This announcement is made by the Company pursuant to Rule 13.10B of the Hong Kong Listing Rules.

Pursuant to the Shanghai Listing Rules and relevant guidance, the external guarantees provided by the listed companies shall be disclosed by way of separate announcement. In addition, according to the Shanghai Listing  Rules,  the guarantees provided for UNIPEC and Yanbu Company, as specified in this announcement, shall be  submitted to the  general meeting of Sinopec Corp.  for consideration and approval.

The guarantees to be provided by Sinopec Corp. as set forth and specified in this announcement will not constitute any notifiable transaction or connected transaction under Chapter 14 and 14A of Hong Kong Listing Rules, therefore are not subject to any reporting, announcement and/or shareholders’ approval requirements under Chapter 14 and 14A of Hong Kong Listing Rules.

This announcement is made by China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) pursuant to Rule 13.10B of the Hong Kong Listing Rules.

Pursuant to the Shanghai Listing Rules and relevant guidance, the external guarantees provided by the listed companies shall be disclosed by way of separate announcement. In addition, according to the Shanghai Listing Rules, the guarantees provided for UNIPEC and Yanbu Company, as specified in this announcement, shall be submitted to the general meeting of Sinopec Corp. for consideration and approval.

The guarantees to be provided by Sinopec Corp. as specified in this announcement will not constitute any notifiable transaction or connected transaction under Chapter 14 and 14A of Hong Kong Listing Rules, therefore are not subject to any reporting, announcement and/or shareholders’ approval requirements under Chapter 14 and 14A of Hong Kong Listing Rules.

I	Overview of the External Guarantees

(1)	Background of the External Guarantees

The board of directors of Sinopec Corp. has approved the proposal to indirectly acquire from Sinopec Group the entire interest in COOP and then indirectly hold 37.5% equity interests in Yanbu Company (for details, please refer to the Connected Transactions announcement of the Company published on the even date).

To ensure the business development of the Yanbu Company and to follow the normal business practice, Sinopec Group, when it invested into the Yanbu Company, entered into the Subscription Guarantee, Non-Subscription Guarantee and the Direct Agreement, and agreed to assume the guarantee obligations under such agreements.

As the related arrangement of the Transactions, pursuant to the Century Bright Purchase Agreement signed between Overseas Holding and Century Bright, as a part of the completion procedures, Sinopec Group and Sinopec Corp. will sign a Deed of Assignment and Assumption on the Completion Date, which shall provide the following:

(1)
Sinopec Group shall assign to Sinopec Corp. its obligations in relation to the provision of guarantees to B.V. Company under the Subscription Guarantee and the Non-Subscription Guarantee, conditional upon the completion of the Transactions; and

(2)
Sinopec Group shall assign to Sinopec Corp. its obligations in relation to the provision of guarantees to UNIPEC under the Non-Subscription Guarantee and its obligation in relation to the provision of guarantees to Yanbu Company under the Direct Agreement, conditional upon the completion of the Transactions and such External Guarantees being approved at the general meeting of Sinopec Corp..

(2)	External Guarantees proposed to be assumed by Sinopec Corp.

1.	Subscription Guarantee

Sinopec Corp. shall assume from Sinopec Group the guarantee for the obligation of B.V. Company to make capital contributions to Yanbu Company under the Subscription Guarantee, of which B.V. Company is the guaranteed party, and Sudi Aramco and Yanbu Company are the beneficiaries.

2.	Non-Subscription Guarantee

Sinopec Corp. shall assume from Sinopec Group the guarantee for the performance obligations of B.V. Company under the Shareholders’ Agreement and the guarantee for the performance obligations of UNIPEC under the Offtake Agreements, of which B.V. Company and UNIPEC are the guaranteed parties, and Saudi Aramco and Yanbu Company are the beneficiaries.

3.	Direct Agreement

Sinopec Corp. shall assume from Sinopec Group the guarantee for the performance obligations of Yanbu Company of certain Hydrogen Offtake Agreements and Related Arrangements, of which Yanbu Company is the guaranteed party and Air Liquide Arabia LLC is the beneficiary.

(3)	Internal approval procedures of Sinopec Corp.

Resolution on the External Guarantees has been considered and approved on the 21st session of the 5th board meeting of Sinopec Corp.. In view  of  that  the gearing ratios of UNIPEC and Yanbu Company both exceed 70%, pursuant to the Shanghai Listing Rules, Sinopec Corp. shall submit to its general meeting for approval before providing guarantees for UNIPEC and Yanbu Company. According to the requirements of Rule 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall deliver a circular containing details of such guarantees to the shareholders as soon as possible but in any event not later than 8 December 2014. Pursuant to Century Bright Purchase Agreement, such shareholders’ approval shall not be the condition precedent for the completion of Century Bright Transaction.

II	Information on the guaranteed parties and their relationships

(1)	Information on the guaranteed parties

Guaranteed parties involved in the Subscription Guarantee, Non-Subscription Guarantee and the Direct Agreement are B.V. Company, UNIPEC and Yanbu Company. As of the date of this announcement, the information on the guaranteed parties of the External Guarantees set out as follows:

1.	B.V. Company

Name:	Sinopec Century Bright Capital Investment (Amsterdam) B.V.
Registered address:	Amsterdam, the Netherlands
Date of incorporation:	25 August 2011
Substantial shareholder:	COOP holding 100% equity interests
Principal business:	Financial holding
Financial condition:

(1)	Key data of assets and liabilities

	Unit: RMB million

Item	31 December 2013	31 July 2014

Total assets	2,196	2,116
Total liabilities	3	3
Of which: total bank loans	0	0
Total current liabilities	3	3
Net assets	2,193	2,113

(2)	Key data in the income statement

In 2013, the revenue of B.V. Company was nil, its profit before taxation was RMB(78.47) million, and its net profit/(loss) was RMB(78.47) million; from January to July in 2014, the revenue of B.V. Company was nil, its profit before taxation was RMB(102.97) million, and its net profit/(loss) was RMB(102.97) million. The negative profits of B.V. Company are mainly due to the fact that its major business is to hold the equity of Yanbu Company, which is in construction completion and commissioning period.

2.	UNIPEC

Name:	China International United Petroleum & Chemicals Co., Ltd.
Registered address:	8th Floor, 22, Chaoyangmen North Street, Chaoyang District, Beijing
Legal representative:	Chen Bo
Date of incorporation:	2 April 1993
Registered capital:	RMB3 billion
Enterprise nature:	Limited liability company (wholly-owned by legal person)
Substantial shareholder:	Sinopec Corp. holding 100% equity interests
Principal business:	engaged in proprietary and agent import and export business of various commodities and techniques, including the import and export of crude oil and petroleum products
Financial condition:

(1)	Key data of assets and liabilities

		Unit: RMB million

Item	31 December 2013	31 July 2014

Total assets	208,005	254,144
Total liabilities	190,589	234,980
Of which: total bank loans	73,413	110,254
Total current liabilities	185,819	230,293
Net assets	17,416	19,164

(2)	Key data in the income statement

	Unit: RMB million

	January to July
Item	2013	2014

Revenue	1,320,765	729,470
Total profit	3,660	2,398
Net profit	2,856	2,293

3.	Yanbu Company

Name:	Yanbu Aramco Sinopec Refining Company (YASREF) Limited
Registered address:	Yanbu, Saudi Arabia
Date of incorporation:	28 June 2010
Substantial shareholder:	Saudi Aramco holding 62.5% equity interests and B.V. Company holding 37.5% equity interests
Principal business:	engaged in the production and sale of gasoline, diesel and petroleum coke, sulphur and benzene
Financial condition:

(1)	Key data of assets and liabilities

		Unit: RMB million

Item	31 December 2013	31 July 2014

Total assets	34,318	42,526
Total liabilities	28,636	36,888
Of which: total bank loans	26,046	35,139
Total current liabilities	2,572	1,722
Net assets	5,682	5,639

In 2013, the revenue of Yanbu Company was nil, its profit before taxation  was  RMB  (204)  million,  and  its  net  profit/(loss)  was  RMB

(204) million; from January to July in 2014, the revenue of Yanbu Company was nil, its profit before taxation was RMB (109) million, and its net profit/(loss) was RMB (109) million. The negative profits of Yanbu Company are mainly due to the fact that Yanbu Company is in construction completion and commissioning period.

(2) Relationships between Sinopec Corp. and the guaranteed parties

Upon the completion of the Transactions, UNIPEC will be a directly wholly-owned subsidiary of Sinopec Corp., B.V. Company is an indirectly wholly-owned subsidiary of Sinopec Corp. and Yanbu  Company  will  be indirectly held by Sinopec Corp. of 37.5% interest.

III.	Key Terms of External Guarantees

(I)	Subscription Guarantee

On  22  November  2011,  Sinopec  Group,  Saudi Aramco  and  Yanbu  Company entered into the Subscription Guarantee, which provides:

1.	Type of Guarantee: General guarantee;

2.	Guarantee period: until the the capital contribution obligations of B.V. Company are fully discharged;

3.	Guarantee amount: US$ 210,469,955. As at the date of this announcement, 60.55% of obligation to make capital contributions to Yanbu Company have been discharged by B.V. Company;

4.	Guaranteed party: B.V. Company

5.	Beneficiaries: Saudi Aramco and Yanbu Company

6.	Guaranteed obligations: Sinopec Group shall provide guarantee for the obligation of B.V. Company to make capital contributions to Yanbu Company.

(II)	Non-Subscription Guarantee

On 14 January 2012, Sinopec Group, Saudi Aramco and Yanbu Company entered into the Non-Subscription Guarantee, which provides:

1.	Type of Guarantee: General guarantee;

2.	Guarantee period: 30 years after commencement of production of Yanbu Refinery Project;

3.	Guarantee amount: General performance guarantee with no specific monetary amount;

4.	Guaranteed parties: B.V. Company and UNIPEC

5.	Beneficiaries: Saudi Aramco and Yanbu Company

6.
Guaranteed obligations: Sinopec Group shall guarantee the performance of the obligations by B.V. Company under the Shareholders’ Agreement of Yanbu Company and the performance of the Offtake Agreements by UNIPEC.

(III)	Direct Agreement

On 21 May 2012, Sinopec Group, Saudi Aramco, Yanbu Company, Riyad Bank and Air Liquide Arabia LLC entered into the Direct Agreement, which provides:

1.	Type of guarantee: General guarantee;

2.	Guarantee period: 30 years from Yanbu Refinery Project first requires hydrogen from Air Liquide Arabia LLC;

3.	Guarantee amount: General performance guarantee with no specific monetary amount;

4.	Guaranteed party: Yanbu Company

5.	Beneficiary: Air Liquide Arabia LLC

6.
Guaranteed obligations: Sinopec Group shall guarantee the performance by Yanbu Company of certain Hydrogen Offtake Agreement and Related Arrangements in relation to the production and sale of hydrogen for Yanbu Company.

IV.	Approval by the Board of Directors

(I)	Opinion of the Board of Directors

On 30 October 2014, Sinopec Corp. held the 21st meeting of the 5th session of the Board of Directors by written resolution. After discussion, all the non-connected directors unanimously approved the resolution on the External Guarantees. The Board agreed to the proposed assignment of guarantees by Sinopec Group to Sinopec Corp. to provide guarantees to B.V. Company, UNIPEC and Yanbu Company under relevant guarantee agreements. The above guarantees are on normal commercial terms and in the interest of the Company on the whole. The risks are controllable and the guaranteed parties are capable of repaying debts. In particular, the guarantees provided for UNIPEC and Yanbu Company need to obtain the approvals on the general meeting of Sinopec Corp.

Fu Chengyu, Wang Tianpu, Zhang Yaocang, Li Chunguang, Cao Yaofeng, Liu Yun, all connected Directors, abstained from voting on the resolutions in respect of the External Guarantees at the board meeting of Sinopec Corp., and Chen Xiaojin, Ma Weihua, Jiang Xiaoming, Andrew Y. Yan and Bao Guoming, all independent non-executive directors, unanimously approved the External Guarantees.

(II)	Prior approval and independent opinions from independent directors

The proposed assignment in respect of the External Guarantees  by  Sinopec Group to Sinopec Corp. constitutes a related-party transaction, which has obtained the prior approval from Chen Xiaojin, Ma Weihua, Jiang Xiaoming, Andrew Y. Yan and Bao Guoming, all independent non-executive Directors, before submission to the Board of Directors for consideration. Those independent non-executive directors have expressed their independent opinions on the External Guarantees that the External Guarantees are  on  normal commercial terms and in the interests of the Company as  a  whole,  and  they agreed to the proposed assignment of External Guarantees by Sinopec Group to Sinopec Corp. to provide guarantees to B.V. Company, UNIPEC and Yanbu Company under relevant guarantee agreements. In particular, the guarantees provided for UNIPEC and Yanbu Company need to obtain the approvals on the general meeting of Sinopec Corp.

V.	Aggregated Am ount of External Guarantees and Am ount of Overdue External Guarantees

As at 30 June 2014, the balance of the external guarantees of the Company and its subsidiaries amounted to RMB3,422 million, representing 0.58% of the latest audited net assets of the Company. The guarantees provided by the Company to its subsidiaries aggregated to RMB21,535 million, representing 3.67% of the latest audited net assets of the Company. None of the external guarantees mentioned above failed to be performed.

VI.	Definitions

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings when used herein:

“B.V. Company”	Sinopec Century Bright Capital Investment (Amsterdam) B.V., a company registered in the Netherlands and wholly-owned by COOP
“Century Bright”	Sinopec Century Bright Capital Investment Limited, a company registered in Hong Kong, which is wholly-owned by Sinopec Group
“Century Bright Purchase Agreement”	the sales and purchase agreement in respect of the COOP entered into between Century Bright and Overseas Holding on 30 October 2014
“Century Bright Transaction”	the acquisition by Overseas Holding of 99% interest in COOP held by Century Bright
“Chemical Commercial Hong Kong”	Sinopec Chemical Commercial Holding (Hong Kong) Company Limited, a company registered in Hong Kong, which is indirectly wholly-owned by Sinopec Corp.
“Completion Date”	the date of completion of Century Bright Transaction and MIL Transaction
“COOP”
Sinopec Century Bright Capital Investment (Netherlands) Coöperatief U.A., a company registered in the Netherlands, the interest of which is held as to 99% and 1% by Century Bright and MIL, respectively, as at the date of this announcement

“Direct Agreement”	an agreement entered into among Sinopec Group, Saudi Aramco, Yanbu Company, Riyad Bank and Air Liquide Arabia LLC on 21 May 2012

“External Guarantees”
the proposed assignment of obligations by Sinopec Group to Sinopec Corp. to provide guarantees for B.V. Company, UNIPEC and Yanbu Company under Subscription Guarantee, Non-Subscription Guarantee and Direct Agreement

“Hong KongListing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“Hydrogen Offtake Agreement and Related Arrangements”
Certain hydrogen supply agreement, sublease and ancillary services agreement in relation to  the production and supply of hydrogen for Yanbu Refinery Projecct entered into between Yanbu Company and Air Liquide Arabia LLC

“MIL”	Milleval International Limited, a company registered in Malaysia and indirectly wholly-owned by Sinopec Group through Century Bright
“MIL Transaction”	the acquisition of 1% interest in COOP held by MIL by Chemical Commercial Hong Kong
“Non-Subscription Guarantee”	a guarantee agreement entered into by Sinopec Group, Saudi Aramco and Yanbu Company on 14 January 2012
“Offtake Agreements”
Certain offtake agreements in relation to certain products (i.e. refined oil products, sulphur and petcoke) to be produced and sold by Yanbu Company to UNIPEC after Yanbu Company commences production in the future

“Overseas Holding”	Sinopec Overseas Investment Holdings Limited, registered in Hong Kong and wholly-owned by Sinopec Corp.
“RMB”	Renminbi, the lawful currency of the PRC
“Saudi Aramco”	Saudi Arabian Oil Company, a company registered in the Kingdom of Saudi Arabia
“Shanghai Listing Rules”	the listing rules of the Shanghai Stock Exchange
“Sinopec Group”	China Petrochemical Corporation

“Subscription Guarantee”	a guarantee agreement entered into by Sinopec Group, Saudi Aramco and Yanbu Company on 22 November 2011
“Transactions”	collectively, Century Bright Transaction and MIL Transaction
“UNIPEC”	China International United Petroleum & Chemicals Co., Ltd., a company wholly-owned by Sinopec Corp.
“US$”	United States Dollars, the lawful currency of the United States of America
“Yanbu Company”
Yanbu Aramco Sinopec Refining Company (YASREF) Limited, a company registered in the Kingdom of Saudi Arabia, which is held as to 37.5% and 62.5% by B.V. Company and Saudi Aramco, respectively, as at the date of this announcement

“Yanbu Refinery Project”	the refinery project affiliated to and operated by Yanbu Company in the Yanbu Industrial Zone

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
30 October 2014

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

CONNECTED TRANSACTIONS

The Board is pleased to announce that on 30 October 2014, for the purpose of acquiring 100% interest in COOP, (1) Overseas  Holding,  a  wholly-owned subsidiary of Sinopec Corp., entered into the Century Bright Purchase Agreement with Century Bright, a wholly-owned subsidiary of Sinopec Group, to acquire 99% interest in COOP held by Century Bright; and (2) Chemical Commercial Hong Kong, a wholly-owned subsidiary of Sinopec Corp., entered into MIL Purchase Agreement with MIL, a wholly-owned subsidiary of Sinopec Group, to acquire 1% interest in COOP held by MIL.

As at 30 September 2014, Sinopec Group was a shareholder directly holding 73.39% shares in Sinopec Corp.. Under the Hong Kong Listing Rules, Sinopec Group and its subsidiaries are connected persons of the Company. Accordingly, the Transactions will constitute connected transactions of Sinopec Corp. As the applicable percentage ratios (within the meaning of Rule 14.07 of the Hong Kong Listing Rules) in respect of the Transactions (on aggregate basis) are all less than 5%, according to Chapter 14A of the Hong Kong Listing Rules, Sinopec Corp. is required to comply with the reporting and announcement requirements in respect of the Transactions but is exempt from the requirement for Independent Shareholder’s approval.

I.	Important Notes

(I)   Risks of Transactions:

The Transactions are conducted on the principles of equity, fairness and openness. Taking into account of the relevant risk factors, investors are hereby advised to pay sufficient attention to the notes below.

1.	Risk of Approvals and/or Third Party Consents

The Transactions are conditional upon the following approvals and/or consents from third parties:

(1)	approval by or filing with the National Development and Reform Commission (“NDRC”) with respect to the overseas investment project and its change in respect of the Transactions;

(2)	approval by or filing with the Ministry of Commerce with respect to the change in overseas investment in respect of the Transactions;

(3)	consent of or waiver of the right of first refusal by the governments and/or third parties in the countries where the project is located.

If the Transactions fail to obtain the above approval(s) or consent(s), adverse effects on the implementation of the Transactions may be resulted or may lead to the failure to complete the Transactions.

2.	Risk of Fluctuations in the Value of the Target Assets

The Transactions uses the valuation identified in the Valuation Report as the reference to determine the consideration for the Transactions. Having considered the combined effect of various factors such as quality of the target assets, development potential and the industry of the target assets, the parties have determined the final transaction price after negotiations on arm’s length basis.

Due to the time lag between the valuation, the signing of the Transaction Agreements and the delivery of target assets, and considering possible changes in market conditions, fluctuations in international oil prices and operating conditions of the relevant assets of the target company from time to time, certain fluctuations exist in the value of the target assets proposed to be acquired, these have constituted the risk of fluctuations in the value of the target assets.

3.
Completion of the Century Bright Transaction and the completion of the MIL Transaction are internal-conditional. If completion of any one of the Transaction fails to take place for any reason, completion of the other Transaction will not proceed.

II.	Overview of the Transactions

(1)   Shareholding and Transaction Structure

As at the date of this announcement, the relationship of the parties in respect of the Century Bright Transaction and the MIL Transaction are shown in the  following chart:

*   Saudi Aramco is a third party independent from the Company and its connected persons.

Upon completion of the Transactions, the relationship of the parties to the Century Bright Transaction and the MIL Transaction is shown in the following chart:

On 30 October 2014, Overseas Holding entered into the Century Bright Purchase Agreement with Century Bright, pursuant to which Overseas Holding shall acquire 99% interest in COOP held by Century Bright at a consideration of US$556 million.

On 30 October 2014, Chemical Commercial Hong Kong entered into the MIL Purchase Agreement with MIL, pursuant to which Chemical Commercial Hong Kong shall acquire 1% interest in COOP held by MIL at a consideration of US$6 million.

The Company will finance the consideration for the Transactions in cash from the proceeds from its issuance of US dollar-denominated bonds in 2013.

Upon the completion of the Century Bright Transaction and the MIL Transaction, the Company will indirectly hold 100% interest in COOP. Completion of the Century Bright Transaction and MIL Transaction are inter-conditional, if completion of any one of the Transactions fails to take place for any reason, completion of the other Transaction will not proceed.

Overseas Holding and Chemichal Commercial Hong Kong are wholly-owned subsidiaries of Sinopec Corp.. Century Bright and MIL are wholly-owned subsidiaries of Sinopec Group. Sinopec Group is a controlling shareholder of Sinopec Corp.. As at 30 September 2014, the number of shares of Sinopec Corp. directly held by Sinopec Group represented approximately 73.39% of the total issued shares of Sinopec Corp.. According to the Hong Kong Listing Rules, Sinopec Group and its subsidiaries are connected persons of the Company, the Transactions constitute connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. Since all the applicable percentage ratios (as defined in Rule 14.07 of the Hong Kong Stock Exchange Listing Rules) for the Transactions (on aggregate basis) are below 5%, therefore, the Transactions are subject to reporting and announcement requirements but exempt from the requirement for independent shareholders’ approval pursuant to Chapter 14A of the Hong Kong Listing Rules.

III.	Transaction Agreements

(I)	Century Bright Purchase Agreement

Date	30 October 2014

Parties

Purchaser:	Overseas Holding

Vendor:	Century Bright

Assets to be acquired

Overseas Holding has agreed to purchase from Century Bright and Century Bright has agreed to sell to Overseas Holding the Century Bright Sale Interest.

Consideration

The consideration for the Century Bright Transaction is US$556 million in cash.

Profit or loss and capital contribution after valuation base date

Century Bright shall be entitled to or assume (as the case may be) 99% of all the gains earned or losses incurred by COOP arising during the period from 1 August 2014 (being the first day immediately after 31 July 2014 which is the valuation base date for Century Bright Transaction) to the Completion Date.

The capital contributions made by Century Bright, as the  existing  indirect shareholder of the Yanbu Company, to the Yanbu Company as share capital through COOP and B.V. Company from 1 August 2014 to the Completion Date (“Century Bright Capital Contribution”) will be repaid by Overseas Holding to Century Bright on the Completion Date, provided that the amount to be repaid by Overseas Holding shall not exceed US$248,985,000.

Payment method

Overseas Holding shall pay or cause to pay in cash to Century Bright a payment, in one lump sum, for the consideration of the Century Bright Transaction together with the Century Bright Capital Contribution upon completion.

Conditions precedent

The obligations of Century Bright to sell the Century Bright Sale Interest under the Century Bright Purchase Agreement are conditional on the satisfaction or waiver by Century Bright of the following conditions precedent (the “Century Bright’s Conditions Precedent”):

1.
all warranties given by Overseas Holding under the Century Bright Purchase Agreement are true and correct, unless the failure to be true and correct of such warranties will not have a material adverse effect on the transactions under the Century Bright Purchase Agreement;

2.
Overseas Holding is not in default of any of its obligations under the Century Bright Purchase Agreement, unless the default of such obligations will not have a material adverse effect on the transactions under the Century Bright Purchase Agreement;

3.
no litigation or proceeding is pending before any governmental authority thereby an unfavorable injunction, judgment, order, decree, ruling or charge would prevent the consummation of any of the transactions under the Century Bright Purchase Agreement, and no such injunction, judgment, order, decree, ruling or charge is in effect; and

4.
Century Bright and Century Bright’s parent company have received all necessary corporate internal approvals for the completion of the Century Bright Transaction, including the execution and performance of the Century Bright Transaction Documents by Century Bright and all relevant parties and any other ancillary matters as may be required under the Listing Rules.

The obligations of Overseas Holding to purchase the Century Bright Sale Interest under the Century Bright Purchase Agreement are conditional on the satisfaction or waiver by Overseas Holding of the following conditions precedent (the “Overseas Holding’s Conditions Precedent”):

1.
the receipt by Overseas Holding of all approvals of PRC Governmental Authorities, in a form considered to be satisfactory by it, for the sale and acquisition of the Century Bright Sale Interest as required under Applicable Law;

2.
all warranties given by Century Bright under the Century Bright Purchase Agreement are true and correct, unless the failure to be true and correct of such warranties will not have a material adverse effect on the Century Bright Sale Interest, COOP and COOP Subsidiaries or transactions under the Century Bright Purchase Agreement;

3.
Century Bright is not in default of any of its obligations under the Century Bright Purchase Agreement, unless the default of such obligations will not have a material adverse effect on the Century Bright Sale Interest, COOP and COOP Subsidiaries or the transactions under the Century Bright Purchase Agreement;

4.
no litigation or proceeding is pending before any Governmental Authority thereby an unfavorable injunction, judgment, order, decree, ruling or  charge would prevent the consummation of any of the transactions under the Century Bright Purchase Agreement, and no such injunction, judgment, order, decree, ruling or charge is in effect;

5.
Within one month following the date of this announcement, no third party or Governmental Authority has objected to any of the transactions under the Century Bright Purchase Agreement, or asserted any claim in respect of such transactions, Century Bright Sale Interest, COOP and COOP Subsidiaries or any of their respective assets, including but not limited to any claims under the Applicable Law or under the contracts to which Century  Bright,  COOP  and COOP Subsidiaries are parties;

6.	No circumstances exist under which Sinopec Group ceases to hold, directly or indirectly, 100% shareholding of Century Bright; and

7.
Overseas Holding and its parent company which holds interest in Overseas Holding (but excluding Sinopec Group and its subsidiaries) have received all necessary corporate internal approvals, including the execution and performance of the Century Bright Transaction Documents by Overseas Holding and any other ancillary matters as may be required under the Listing Rules.

Overseas Holding shall use all reasonable endeavors to enable that Century Bright’s Conditions Precedent are satisfied as soon as practicable after signing the Century Bright Purchase Agreement. Century Bright shall use all reasonable endeavors to enable that Overseas Holding’ Conditions Precedent are satisfied as soon as practicable after signing the Century Bright Purchase Agreement.

If the Overseas Holding’s Conditions Precedent are not duly fulfilled or waived or Century Bright Purchase Agreement is terminated for any other reason, all liabilities and obligations of Overseas Holding under Century Bright Purchase Agreement will lapse and cease to have any effect. Neither the lapsing of those liabilities and obligations nor their ceasing to have effect shall affect the rights of Overseas Holding in respect of any antecedent breach by Century Bright of any obligation  under Century Bright Purchase Agreement or any of the other agreements, covenants, and undertakings referred to in Century Bright Purchase Agreement.

Completion

Completion of the Century Bright Transaction shall take place on the fifth business day following the Century Bright’s Conditions Precedent and the Overseas Holding’s Conditions Precedent have been satisfied or waived (with the exception of the completion of the MIL Transaction, which shall be consummated simultaneously with the completion of the Century Bright Transaction), or any other time agreed by the parties to the Century Bright Transaction.

At the completion, Overseas Holding shall pay the consideration of  the  Century Bright Transaction and the Century Bright Capital Contribution to Century Bright, and Century Bright and Overseas Holding shall deliver certain  completion documents, as agreed in the Century Bright Purchase Agreement.

Assignment of certain agreements upon completion

In support of the future business operation of the Yanbu Company and to discharge the investor’s obligations, Sinopec Group entered into certain agreements when it invested into the Yanbu Company. Considering Sinopec Corp. will become the indirect shareholder of Yanbu Company upon completion of the Century Bright Transaction, Sinopec Group will enter into the Deed of Assignment and Assumption with Sinopec Corp. on the Completion Date and assign to Sinopec Corp. the interests, rights and obligations under certain agreements (the existing arrangements of which are set forth below):

(1)
the Founder Services Agreement, pursuant to which Sinopec Group shall provide services in relation to managerial, financial, legal and technical matters at the request of Yanbu Company in order to assist the future business operation of Yanbu Company;

(2)	the Personnel Secondment Agreement, pursuant to which Sinopec Group shall dispatch the relevant personnel to Yanbu Company at its request in order to assist its future business operation;

(3)
the Subscription Guarantee, pursuant to which Sinopec Group shall guarantee the performance by the B.V. Company of its obligations under the Subscription Agreement to  make  capital  contributions  to the Yanbu Company,  the  amount involved in this guarantee being US$210,469,955, in favor of Saudi Aramco and Yanbu Company;

(4)
the Non-Subscription Guarantee, pursuant  to which  Sinopec Group  shall guarantee the performance by B.V. Company of its obligations under the Shareholders’ Agreement and the performance by UNIPEC of its  obligations under several offtake agreements for various products (i.e. refined oil products, sulfur and petcoke) to be produced and sold to UNIPEC after the Yanbu Refinery Project commences production, in favor of Saudi Aramco and Yanbu Company; and

(5)
the Direct Agreement, pursuant to which Sinopec Group shall guarantee the performance by the Yanbu Company of its obligations under certain hydrogen supply agreement, sublease and ancillary service agreement in relation to the production and sale of hydrogen for the Yanbu Refinery Project, in favor of Air Liquide Arabia LLC (which is a third party independent from the Company and its connected persons).

Sinopec Corp. is not required to make any payment of consideration as a result of taking up the Deed of Assignment and Assumption. The guarantee obligations of Sinopec Group under the Non-Subscription Guarantee and Direct Agreement are all general performance guarantee and there is no specific monetary amounts related to the guarantees under the Non-Subscription Guarantee and the Direct Agreement.

In addition, pursuant to the listing  rules of the Shanghai Stock  Exchange, as the gearing ratio of the guaranteed parties (except B.V. Company) under the item (4) and (5) above is above 70%, the guarantees in relation to UNIPEC and Yanbu Company is subject to shareholders’ approvals of the Company. Such shareholders’ approval is not required under the Hong Kong Listing Rules. As per the listing rules of the Shanghai Stock Exchange, Sinopec Group, which directly holds 73.39% of the total issues shares of the Company shall abstain from voting. According to  the requirements of Rule 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall deliver a circular containing details of the aforementioned guarantees to the shareholders as soon as possible but in any event not later than 8 December 2014. Pursuant to Century Bright Purchase Agreement, such shareholders’ approval shall not be the condition precedent for the completion of Century Bright Transaction.

Upon the completion of the Transactions, although Century Bright will cease to be the owner of Century Bright Sale Interest, it will continue to perform its obligations of providing loans to Yanbu Company pursuant to the Shareholders’ Loans Agreements, and Sinopec Group will continue to provide guarantee for  the performance by Century Bright of such obligations.

Long stop date

The Century Bright Purchase Agreement may be terminated by either party if any of the aforesaid conditions precedent has not been satisfied or waived by 31 July 2015.

Liability for breach

1.
Century Bright shall indemnify, defend and hold Overseas Holding and its affiliates harmless from and against all losses whatsoever arising out of Century Bright’s breach of any of the warranties or other obligations under the Century Bright Purchase Agreement or other Century Bright Transaction Documents.

2.
Overseas Holding shall indemnify, defend and hold Century Bright and its affiliates harmless from and against all losses they may suffer or incur as a result of or in connection with Overseas Holding’ breach of any of the warranties or other purchaser’s obligations under the Century Bright Purchase Agreement or other Century Bright Transaction Documents.

Special protection for the purchaser

1.
Century Bright shall indemnify, defend and hold Overseas Holding and its Affiliates harmless from and against all losses whatsoever arising out of any claims by any Governmental Authority or third party in respect  of  the transactions under the Century Bright Purchase Agreement, including but not limited to any claims under the Applicable Law or under the contracts to which Century Bright, COOP or COOP Subsidiaries is a party.

2.
Century Bright shall indemnify, defend and hold Overseas Holding and its Affiliates harmless from and against all losses whatsoever arising out of any claims in respect of taxes for which COOP or any of COOP Subsidiaries may become liable, which claims are threatened or pending as of the date of the completion of Century Bright Transaction, or that may arise thereafter in respect of periods prior to the date of the completion of Century Bright Transaction.

3.
After completion of the Century Bright Transaction, if Century Bright or its nominee remains as the registered holder of the Century Bright Sale Interest, it shall (and shall direct any nominee to) hold the Century Bright Sale Interest and its distributions, property rights and all rights deriving from it on trust in favour of Overseas Holding and shall deal with the above shareholdings and interests as directed by Overseas Holding. In particular, Century Bright shall exercise (or procure the exercise of) all voting rights as Overseas Holding directs or shall execute (or procure the execution of) an instrument of proxy or other document which enables Overseas Holding or its representative to attend and vote at any meeting of COOP and COOP Subsidiaries.

(II)	MIL Purchase Agreement

Date	30 October 2014

Parties

Purchaser:	Chemical Commercial Hong Kong

Vendor:	MIL

Assets to be acquired

Chemical Commercial Hong Kong has agreed to purchase from MIL and MIL has agreed to sell to Chemical Commercial Hong Kong the MIL Sale Interest.

Consideration

The consideration for the MIL Transaction is US$6 million.

Profit or loss and capital investment after valuation base date

MIL shall be entitled to or assume (as the case may be) 1% of all the gains earned or losses incurred by COOP arising during the period from 1 August 2014 (being the first day immediately after 31 July 2014 which is the valuation base date for the MIL Transaction) to the Completion Date.

The capital contributions made by MIL, as the existing indirect shareholder of the Yanbu Company, to the Yanbu Company through COOP and B.V. Company from 1 August 2014 to the Completion Date (“MIL Capital Contribution”) will be repaid by Chemical Commercial Hong Kong to MIL on the Completion Date, provided that the amount to be repaid by Chemical Commercial Hong Kong shall not exceed US$2,515,000.

Payment method

Chemical Commercial Hong Kong shall pay or cause to pay in cash to MIL, in one lump sum, a payment for the consideration of the MIL Transaction and  the  MIL Capital Contribution upon completion.

Conditions precedent

The obligations of MIL to sell the MIL Sale Interest under the MIL Purchase Agreement are conditional on the satisfaction or waiver by MIL of the following conditions precedent (the “MIL’s Conditions Precedent”):

1.
all warranties given by Chemical Commercial Hong Kong under the MIL Purchase Agreement are true and correct, unless the failure to be true and correct of such warranties will not have a material adverse effect on the transactions under the MIL Purchase Agreement;

2.
Chemical Commercial Hong Kong is not in default  of  any  of  its  obligations under the MIL Purchase Agreement, unless the default of such obligations will not have a material adverse effect on the transactions under the MIL Purchase Agreement;

3.
no litigation or proceeding is pending before any governmental authority thereby an unfavorable injunction, judgment, order, decree, ruling or charge would prevent the consummation of any of the transactions contemplated under the MIL Purchase Agreement, and no such injunction, judgment, order,  decree, ruling or charge is in effect; and

4.
MIL and its parent company have received all necessary corporate internal approvals for the completion of the MIL Transaction, including the execution and performance of the MIL Transaction Documents by MIL and all relevant parties and any other ancillary matters as may be required under the Listing Rules.

The obligations of Chemical Commercial Hong Kong to purchase the MIL  Sale Interest under the MIL Purchase Agreement are conditional on the satisfaction or waiver by Chemical Commercial Hong Kong of the following conditions precedent (the “Chemical Commercial Hong Kong’s Conditions Precedent”):

1.
the receipt by Chemical Commercial Hong Kong of all approvals of PRC Governmental Authorities, in a form considered to be satisfactory by it, for the sale and acquisition of the MIL Sale Interest as required under the Applicable Law;

2.
all warranties given by MIL under the MIL Purchase Agreement are true and correct, unless the failure to be true and correct of such warranties will not have a material adverse effect on the MIL Sale Interest, COOP and COOP Subsidiaries or transactions under the MIL Purchase Agreement;

3.
MIL is not in default of any of its obligations under the MIL Purchase Agreement, unless the default of such obligations will not have a material adverse effect on the MIL Sale Interest, COOP and COOP Subsidiaries or the transactions under the MIL Purchase Agreement;

4.
no litigation or proceeding is pending before any Governmental Authority thereby an unfavorable injunction, judgment, order, decree, ruling or  charge would prevent the consummation of any of the transactions under the MIL Purchase Agreement, and no such injunction, judgment, order, decree, ruling or charge is in effect;

5.
Within one month following the date of this announcement, no third party or Governmental Authority has objected to any of the transactions under the MIL Purchase Agreement, or asserted any claim in respect of such transactions, MIL Sale Interest, COOP and COOP Subsidiaries or any of their respective assets, including but not limited to any claims under the Applicable Law or under the contracts to which MIL, COOP and COOP Subsidiaries are parties;

6.	No circumstances exist under which Sinopec Group ceases to hold, directly or indirectly, 100% shareholding of MIL; and

7.
Chemical Commercial Hong Kong and its parent company (excluding Sinopec Group and its subsidiaries) have received all necessary corporate internal approvals for the completion of the MIL Transaction, including the execution and performance of the MIL Transaction Documents by Chemical Commercial Hong Kong and any other ancillary matters as may be required under the Listing Rules.

Chemical Commercial Hong Kong shall use all reasonable endeavors to enable that MIL’s Conditions Precedent are satisfied as soon as practicable after signing the MIL Purchase Agreement. MIL shall use all reasonable endeavors to enable that Chemical Commercial Hong Kong’s Conditions Precedent are satisfied as soon as practicable after signing the MIL Purchase Agreement.

If the Chemical Commercial Hong Kong’s Conditions Precedent are not duly fulfilled or waived pursuant to the terms of the MIL Purchase Agreement or if the MIL Purchase Agreement is terminated for any other reason, all liabilities and obligations of Chemical Commercial Hong Kong under the MIL Purchase Agreement will lapse and cease to have any effect. Neither the lapsing of those liabilities and obligations nor their ceasing to have effect shall affect the rights of Chemical Commercial Hong Kong in respect of any antecedent breach by MIL of any obligation under the MIL Purchase Agreement or any obligation under the other agreements, covenants and undertakings mentioned in the MIL Purchase Agreement.

Completion

Completion of MIL Transaction shall take place on the fifth business day following the MIL’s Conditions Precedent and the Chemical Commercial Hong Kong’s Conditions Precedent have been satisfied or waived (with the exception of the completion of the Century Bright Transaction, which shall be consummated simultaneously with the completion of the MIL Transaction), or any  other  time agreed by the parties to the MIL Transaction.

At completion, Chemical Commercial Hong Kong shall pay the consideration of the MIL Transaction and the MIL Capital Contribution to MIL; MIL and Chemical Commercial Hong Kong shall deliver certain completion documents, as agreed under the MIL Purchase Agreement.

Long stop date

The MIL Purchase Agreement may be terminated by either party if any of the aforesaid conditions precedent has not been satisfied or waived by 31 July 2015.

Liabilities for breach

1.
MIL shall indemnify, defend and hold Chemical Commercial Hong Kong and its affiliates harmless from and against all losses whatsoever arising out of MIL’s breach of any of the warranties or other vendor’s obligations under the MIL Purchase Agreement or other MIL Transaction Documents.

2.
Chemical Commercial Hong Kong shall indemnify, defend and hold MIL and its affiliates harmless from and against all losses they may suffer or incur as a result of or in connection with Chemical Commercial Hong Kong’s breach of any of the warranties or other purchaser’s obligations under the MIL Purchase Agreement or other MIL Transaction Documents.

Special protection for the purchaser

1.
MIL shall indemnify, defend and hold Chemical Commercial Hong Kong and its affiliates harmless from and against all losses whatsoever arising out  of  any claims by any Governmental Authority or third party in respect  of  the transactions under the MIL Purchase Agreement, including but not limited to any claims under the Applicable Law or under the contracts to which MIL, COOP and COOP Subsidiaries are parties.

2.
MIL shall indemnify, defend and hold Chemical Commercial Hong Kong and its connect persons harmless from and against all losses whatsoever arising out of any claims in respect of taxes for which COOP and COOP Subsidiaries may become liable, which claims are threatened or pending as of the date of the completion of the MIL Transaction, or that may arise thereafter in respect of periods prior to the date of completion of the MIL Transaction.

3.
After completion of the MIL Transaction, if MIL or its nominee remains as the registered holder of the MIL Sale Interest, it shall (and shall direct its nominee to) hold the MIL Sale Interest and its interest distributions, property rights and all rights deriving from it on trust in favour of Chemical Commercial Hong Kong and shall deal with the above shareholdings and interests as directed by Chemical Commercial Hong Kong. In particular, MIL shall exercise (or procure the exercise of) all voting rights as Chemical Commercial Hong Kong directs or shall execute (or procure the execution of) an instrument of proxy or other document which enables Chemical Commercial Hong Kong or its representative to attend and vote at any meeting of COOP and COOP Subsidiaries.

IV.	Information of the Parties to the Transactions

As  at  the  date  of  this  announcement,  the  basic  information  of  the  parties  to  the Transactions are as follows:

1.	Sinopec Corp.

Name:	China Petroleum & Chemical Corporation

Registered address:	22, Chaoyangmen North Street, Chaoyang District, Beijing

Legal representative:	Fu Chengyu

Registered capital:	RMB116.7 billion

Enterprise nature:	Joint stock limited liability company (listed)

Business license no.:	100000000032985

Scope of business: the exploration and production, pipeline transportation and sale of petroleum and natural gas; the sale, storage and transportation of petroleum products, petrochemical products, coal chemical products, synthetic fibre, fertiliser and other chemical products; the import and export, including an import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

Financial conditions: On the consolidation basis, Sinopec Corp. realized operating revenue of RMB2,880.31 billion and profit attributable to shareholders of RMB66.13 billion for the year 2013; as at 30 June 2014, the total assets of Sinopec Corp. were RMB1,429.54 billion.

2.	Chemical Commercial Hong Kong

Name:	Sinopec Chemical Commercial Holding (Hong Kong) Company Limited

Registered address:	25th Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong

Date of incorporation:	20 September 2007

Enterprise nature:	Limited company (wholly-owned by legal person)

Scope of business:
Primarily engage in the international trade business of chemical products, is the main overseas business channel for the purchase and sale of chemical products for Sinopec Corp., and plays a role as the overseas international trade platform of Sinopec Chemical Commercial Holding Company Limited

Capital structure:	Directly wholly owned by Sinopec Chemical Commercial Holding Company Limited, and indirectly wholly owned by Sinopec Corp.

3.	Sinopec Group

Name:	China Petrochemical Corporation

Registered address:	22, Chaoyangmen North Street, Chaoyang District, Beijing

Legal representative:	Fu Chengyu

Registered capital:	RMB231,620,585,000

Enterprise nature:	Wholly State-owned

Business license no.:	100000000001244

Business scope: Organizing its subsidiaries in the exploration, exploitation, storage and transportation (including pipeline transportation), sales and comprehensive utilization of oil and gas; organizing its subsidiaries in the oil refining; organizing its subsidiaries in the wholesale and retail of oil products; organizing its subsidiaries in the production, sales, storage and transportation of petrochemical products and other chemical products; investing in industries and managing the investments; designing, constructing, building and installing explorations for petrochemical engineering projects; checking, repairing and maintaining the oil and petrochemical equipment; manufacturing electromechanical equipment; researching, developing, applying and consulting on technologies, information and alternative energy products; and import/export business.

Financial condition: Sinopec Group generated operating revenue of RMB2,945.1 billion and net profit of RMB77.7 billion for the year 2013. As at 31 December 2013, Sinopec Group had total assets of RMB2,136.9 billion and net assets of RMB902.9 billion.

4.	Century Bright

Name:	Sinopec Century Bright Capital Investment Limited

Registered address:	24th Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong

Date of incorporation:	29 November 1994

Scope of business:	Investment and consulting business

Capital structure:	Wholly-owned by Sinopec Group

Financial condition: Century Bright realized operating revenue of RMB3.5 billion and the net profit of RMB80 million for the year 2013. As at 31 December 2013, Century Bright had total assets of RMB218.8 billion and net assets  of  RMB12.3 billion.

5.	MIL

The full name of MIL is Milleval International Limited, incorporated on 30 June 2003 in Malaysia, its scope of business is non-state trading and import of crude oil. MIL is directly wholly owned by Century Bright and indirectly wholly owned by Sinopec Group.

Financial condition: MIL realized operating revenue of RMB20 million and net profit of RMB4 million for the year 2013. As at 31 December 2013, MIL had total assets of RMB100 million and net assets of RMB100 million.

6.	Overseas Holding

The full name of Overseas Holding is Sinopec Overseas Investment Holding Limited, incorporated in Hong Kong on 27 October 2014 and wholly-owned by Sinopec Corp. Overseas Holding is intended to engage primarily in overseas business and equity management.

V.	Information of the Target Companies

The Transactions involve the acquisition of the entire interest of COOP from Century Bright and MIL, both being wholly owned subsidiaries of Sinopec Group.

The Century Bright Sale Interest and the MIL Sale Interest is clear and free from encumbrances. There is no charges,  pledges or other restrictions on  transfer, and there is no litigation, arbitration or judicial measures such as seizure or attachment is involved, nor any other circumstances of obstacles to transfer of ownership.

COOP

Name:	Sinopec Century Bright Capital Investment (Netherlands) Coöperatief U.A.

Place of Incorporation:	Netherlands

Date of incorporation:	24 August 2011

Member structure:
COOP has two members, namely, Century Bright and MIL. Prior to the completion of the Transactions, Century Bright and MIL are holding 99% and 1% interest in COOP, respectively. Since  Century  Bright and MIL are wholly-owned subsidiaries of Sinopec Group, Sinopec Group is the de facto and ultimate controller of COOP.

Financial condition:

The key audited financial indicators of COOP for two years ended 31 December 2013 and for the seven months ended 31 July 2014 are as follows (on a consolidated basis):

			Unit: RMB million

	31 December 2012	31 December 2013	31 July 2014

Total assets	1,218	2,199	2,118
Total liabilities	0	6	5
Net assets	1,218	2,193	2,113
	2012	2013	January to July 2014

Revenue	—	—	—
Profit before taxation	(90)	(80)	(103)
Net profit	(90)	(80)	(103)

Note: Net assets refer to net assets attributable to equity shareholders. Net profit refers to net profit attributable to equity shareholders.

Principal business: COOP indirectly holds 37.5% of the shares of Yanbu Company through its subsidiary B.V. Company, and the remaining 62.5% shares of Yanbu Company are held by Saudi Aramco.

   B.V. Company

Name:	Sinopec Century Bright Capital Investment (Amsterdam) B.V.

Registered address:	Amsterdam, the Netherlands

Date of incorporation:	25 August 2011

Substantial shareholder:	COOP holding 100% equity interests

Principal business:	Financial holding
Financial condition (ASBE):

(1)	Key audited data of assets and liabilities

		Unit: RMB million

Item	31 December 2013	31 July 2014

Total assets	2,196	2,116
Total liabilities	3	3
Of which: total bank loans	0	0
Total current liabilities	3	3
Net assets	2,193	2,113

(2)	Key audited data in the income statement

In 2013, the revenue of B.V. Company was nil, its profit before taxation was RMB (78.47) million, and its net profit/(loss) was RMB (78.47) million; from January to July in 2014, the revenue of B.V. Company was nil, its profit before taxation was RMB (102.97) million, and its net profit/(loss) was RMB (102.97) million. The negative profits of B.V. Company are mainly due to the fact that its major business is to hold the equity of Yanbu Company, which is in construction completion and commissioning period at present.

Yanbu Company

Name:	Yanbu Aramco Sinopec Refining Company (YASREF) Limited

Registered address:	Yanbu, Saudi Arabia

Date of incorporation:	28 June 2010

Substantial shareholders:	Saudi Aramco holding 62.5% equity interests and B.V. Company holding 37.5% equity interests

Principal business:	engaged in the production and sale of gasoline, diesel and petroleum coke, sulphur and benzene.

Financial condition	(2013 financial figures were audited and prepared under IFRS; financial figures as at 31 July 2014 were unaudited):

(1)   Key data of assets and liabilities

	Unit: RMB million

Item	31 December 2013	31 July 2014
Total assets	34,318	42,526
Total liabilities	28,636	36,888
Of which: total bank loans	26,046	35,139
Total current liabilities	2,572	1,722
Net assets	5,682	5,639

(2)   Key data in the income statement

In 2013, the revenue of Yanbu Company was nil, its profit before taxation was RMB (204) million, and its net profit/(loss) was RMB (204) million; from January to July in 2014, the revenue of Yanbu Company was nil, its profit before taxation was RMB (109) million, and its net profit/(loss) was RMB (109) million. The negative profits of Yanbu Company are mainly due to the fact that  Yanbu Company is in construction completion and commissioning period at present.

Yanbu Company is mainly engaged in the production and sale of gasoline and diesel and petroleum coke, solid sulphur and benzene etc. The design and procurement work of Yanbu Refinery Project under Yanbu Company was completed, and currently is in construction completion and commissioning period.

The Yanbu Refinery Project’s designed raw oil processing capability is 400,000-barrlel-per-day (approximately 20,000,000 tonnes per year), which uses Saudi’s heavy oil as feedstock, including 20,000,000-tonne-per-year atmospheric and vacuum distillation facility, 6,300,000-tonne-per-year delayed coking unit, 6,600,000-tonne-per-year hydrocracking facility, 8,300,000-tonne-per-year diesel hydrotreating facility and 3,600,000-tonne-per-year continuous catalytic reforming facility, and relevant power, utilities and systematic ancillary facilities. The quality of gasoline and diesel can meet the American Standard and Euro V standard.

VI.	Basis of Consideration

(I)	Century Bright Transaction

Century Bright is the founding member of COOP. As at 31 July 2014, Century Bright invested US$386,507,844 as share capital of COOP, and extended a shareholder loan of US$2,113,147,813 to Yanbu Company.

The Century Bright Transaction is conducted on arm’s length basis and on normal commercial terms. The consideration for Century Bright Sale Interest is determined by reference to the valuation report issued by Ernst & Young Transactions Limited in October 2014 (the “Valuation Report”), and the Valuation of Century Bright Sale Interest was conducted by using the asset-based approach. At the same time, having taken into  account  factors such  as  the  asset quality,  growth  potential  and market conditions, and agreed after arm’s length negotiations by both parties, the consideration for Century Bright Sale Interest was set at US$556 million.

The Board considers that the consideration for the Century Bright Transaction and the terms of the Century Bright Purchase Agreement are fair and reasonable, and in the interest of Sinopec Corp. and its shareholders as a whole.

(II)	MIL Transaction

MIL is the founding member of COOP. As at 31 July 2014, MIL invested US$3,863,715 as share capital of COOP, and extended a shareholder loan of US$21,344,927 to Yanbu Company.

The MIL Transaction is entered into on arm’s length basis and on normal commercial terms. The consideration for the MIL Sale Interest is determined by reference to the Valuation Report, and the valuation of MIL Sale Interest was conducted by using the asset-based approach. At the same time, having taken into account factors such as the asset quality, growth potential and market conditions, and agreed after arm’s length negotiations by both parties, the consideration for MIL Sale Interest was set at US$6 million.

The Board considers that the consideration for the MIL Transaction and the terms of the MIL Purchase Agreement are fair and reasonable, and in the interest of Sinopec Corp. and its shareholders as a whole.

(III)	Reasons for price premium

The consideration for the Transactions has a premium of more than 20% over the book value of the target assets, which is mainly attributable to the value appreciation of the long-term equity investment in the 37.5% interest of Yanbu Company indirectly held by COOP, and the reasons for the value appreciation of the above long-term equity investment are as follows:

1.
When COOP acquired the equity interest in Yanbu Company in 2012, Saudi Aramco, its joint venture partner, had already injected part of the capital, and COOP made its capital contribution only in accordance with the relatively low book value of Yanbu Company at that time.

2.
From acquiring an equity interest in Yanbu Company in 2012 until the valuation base date of the Transactions (i.e. 31 July 2014), COOP has contributed funds for the operation of Yanbu Company from time to time, including share capital, preliminary expenses, operation expenses of COOP, operation expenses of B.V. Company and operation expenses of Yanbu Company; and

3.
Projects under development of Yanbu Company had increased in value during the period from the date of initial investment to the valuation base date; meanwhile, its investment costs in terms of time value and opportunity cost from the time of investment to the valuation base date had been reflected in the valuation of the projects under development in the form of cost of funds (i.e. interest).

VII.	Reasons and Benefits of the Transactions

The purpose of the Transactions is to acquire 37.5% of the total issued shares of the Yanbu Company by way of acquisition of the entire interest in COOP. The Transactions do not have any material impact on the assets and liabilities of the Company.

The industrial zone of Yanbu, where Yanbu Refinery Project is located, has prime infrastructure, with a relatively lower level of prices of utilities, rent and government tariffs and expenses, cheap and quality supply of natural gas and long-term steady supply of crude oil from Saudi Aramco, which  help  maintain  the  low-cost, sustainable and stable operation of the Yanbu Refinery Project.

The Yanbu Refinery Project has adopted advanced production techniques, and the HSE standard and management of production and operation have reached the world’s most advanced level. The quality of all gasoline and diesel products can meet the American Standard and Euro V standard. In addition, by linking the basis of pricing for crude oil provided by Saudi Aramco with the destination of sale of products, the profitability of Yanbu Refinery Project will be better ensured.

Upon the completion of acquiring the 37.5% of the total issued shares of the Yanbu Company, the global network and international operation of the refining segment of Sinopec Corp. will be enhanced, the competitiveness of Sinopec Corp. in the global market of refined oil and petrochemical products will be strengthened.

VIII.	Review and Approval Procedures for the Transactions

Under Chapter 14A of the Hong Kong Listing Rules, the Transactions constitute connected transactions of the Company. Since all the applicable percentage ratios (as defined in Rule 14.07 of the Hong Kong Stock Exchange Listing Rules) to the Transactions (on aggregate basis) are below 5%, under Chapter 14A of the Hong Kong Listing Rules, and the Transactions shall be subject to reporting and announcement requirements but are exempted from approval by the Independent Shareholders.

(I)	Review and approval by the Board

On 30 October 2014, Sinopec Corp. held the 21st meeting of the 5th session of the Board by written resolution. All the non-connected Directors unanimously approved the Connected Transaction Resolution.

Connected Directors Fu Chenyu, Wang Tianpu, Zhang Yaocang, Li Chunguang, Cao Yaofeng and Liu Yun have abstained from voting on the Connected Transaction Resolution, and Chen Xiaojin, Ma Weihua, Jiang Xiaoming, Andrew
Y. Yan and Bao Guoming, the independent non-executive Directors, unanimously approved the Transactions.

The Directors of the Company, including independent non-executive directors, considered that the Transactions are conducted on normal commercial terms in the ordinary course of business of Sinopec Corp., the terms and conditions of which are fair and reasonable to Sinopec Corp. and they are not aware of any matters which may prejudice the interests of the Company and the Independent Shareholders.

(II)	Prior approval and independent opinions from independent non-executive Directors

The Transactions have been approved by the independent  non-executive Directors, namely Chen Xiaojin, Ma Weihua, Jiang Xiaoming, Andrew Y. Yan and Bao Guoming, in advance before being submitted to the Board for consideration. The aforesaid independent non-executive Directors have expressed their independent opinions as follows:

1.
The resolution on the Transactions has been approved by the independent non-executive Directors in advance before being submitted to the Board for consideration. The Board meeting has been convened and held in accordance with the requirements of the relevant laws and the provisions of the Articles of Association. The connected Directors have abstained from voting on the resolution at the Board meeting. The voting procedures of the meeting were in compliance with the requirements of the relevant laws and the provisions of the Articles of Association.

2.
The pricing method of the Transactions is reasonable and fair, and in compliance with the requirements of the relevant laws and regulations and regulatory documents. The terms of Transaction Agreements are fair and reasonable to Sinopec Corp. and all its Shareholders. The Transactions are in the interests of Sinopec Corp. and its Shareholders as a whole, with no prejudice to the interests of the Sinopec Corp. and its shareholders, especially the minority shareholders.

3.
The Transactions are conducted on normal commercial terms in the ordinary and normal business course of Sinopec Corp. and its subsidiaries, and they are not aware of any prejudice to the interests of Sinopec Corp. and all its Shareholders.

The independent non-executive Directors have approved the Transactions, the entering into Century Bright Purchase Agreement and MIL Purchase Agreement, on a conditional basis, by Sinopec Corp.’s subsidiaries with Century Bright and MIL, respectively, and have approved the Transactions contemplated under the Century Bright Purchase Agreement and MIL Purchase Agreement and that the completion of the Transactions are inter-conditional, i.e. if any one of the Transactions fails to be completed for any reasons, the completion of the other Transaction will not proceed.

(III)	Required approvals and/or others

The Transactions are still subject to the following approvals and/or consent from third parties:

1.	approval by or filing with the NDRC with respect to the overseeas investment project and its change in respect of the Transactions;

2.	approval by or filing with the Ministry of Commerce with resepct to the change in overseas investment in respect of the Transactions;

3.	consent of or waiver of the right of first refusal by the governments and/or third parties in the countries where the project is located.

The Transactions  are  conditional  on  obtaining  of  the  above  approvals  and/or consents.

Completion of the Century Bright Transaction and MIL Transactions are inter-conditional, i.e. if any one of the Transactions fails to be completed for any reason, completion of the other Transaction will not proceed.

IX.	Independent Financial Advisor

According to the Listing Rules, as the Transactions are not subject to the requirement for independent shareholders’ approval, Sinopec Corp. is not required to appoint independent financial adviser to advise and provide opinion to the independent non-executive directors and shareholders of the Company. In order to enhance its corporate governance, Sinopec Corp. has engaged ABCI, on a voluntary basis, as the independent financial advisor to the Transactions. Independent financial advisor considers that the Century Bright Purchase Agreement and the MIL Purchase Agreement are entered into on normal commercial terms during the ordinary and usual course of business of Sinopec Corp. and are in the interest of Sinopec Corp. and its Shareholders as a whole.

X.	Definitions

The following expressions shall have the following meanings:

“ABCI”
ABCI Captial Limited, a company established in Hong Kong with limited liability, is licensed under the Securities and Futures Ordinance to carry on Type 1 and Type 6 of the regulated activities (as defined in the SFO);

“Applicable Law”	each applicable provision of any law, ordinance, rule, regulation, decision, judgment or other legally binding documents of other judicial or administrative authority;

“associate”	has the meaning ascribed to it under the Hong Kong Listing Rules;

“B.V. Company”	Sinopec Century Bright Capital Investment (Amsterdam) B.V., a company incorporated and registered in the form of B.V. in the Netherlands, which is wholly-owned by COOP;

“Board”	the board of directors of Sinopec Corp.;

“business day”	any day (excluding Saturdays and Sundays) on which banks generally open for business in Hong Kong and the PRC;

“Century Bright Purchase Agreement”	the sale and purchase agreement in respect of the Century Bright Sale Interest entered into on 30 October 2014 between Century Bright and Overseas Holding;

“Century Bright Sale Interest”	99% of the entire interest in COOP held by Century Bright as a member of COOP;

“Century Bright Transaction”	the acquisition of Century Bright Sale Interest by Overseas Holding pursuant to Century Bright Purchase Agreement;

“Century Bright Transaction Documents”
Century Bright Purchase Agreement and all documents to be executed or entered into in connection therewith, including the authorization documents for the transfer of Century Bright Sale Interest or the approved certificates or evidence of interest and the Deed of Assignment and Assumption;

“Chemical Commercial Hong Kong”	Sinopec Chemical Commercial Holding (Hong Kong) Company Limited, a company registered in Hong Kong, which is indirectly wholly-owned by Sinopec Corp.;

“Company” or “Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC and listed on the Stock Exchange of Hong Kong Limited (Stock Code: 0386);

“Completion Date”	the date of completion of Century Bright Transaction and MIL Transaction;

“Connected Transaction Resolution”	the resolution in relation to the Transactions submitted to the 21st meeting of the 5th session of the Board of Sinopec Corp. for approval;

“COOP”
Sinopec Century Bright Capital Investment (Netherlands) Coöperatief U.A., a company incorporated and registered in the form of a cooperative in the Netherlands, the interest of which is held as to 99% and 1%, by Century Bright and MIL, respectively, as at the date of this announcement;

“COOP Subsidiaries”	all companies in which their equity interests are directly or indirectly held by COOP;

“Deed of Assignment and Assumption”	a deed of assignment and assumption to be entered into between Sinopec Group and Sinopec Corp. on the Completion Date in relation to assignment of certain agreements as specified in this announcement;

“Direct Agreement”
an agreement, known as the Direct Agreement, entered into by Sinopec Group, Saudi Aramco, Yanbu Company, Riyad Bank and Air Liquide Arabia LLC on 21 May 2012, pursuant to which Sinopec Group provided guarantee for the performance by Yanbu Company of its obligations under certain hydrogen supply agreement, sublease and ancillary service agreement relating to the production and supply of hydrogen for Yanbu Refinery Project;

“Directors”	the directors of Sinopec Corp.;

“Founder Services Agreement”	an agreement entered into by Sinopec Group, Saudi Aramco and Yanbu Company on 14 January 2012 in relation to the provision of relevant services to Yanbu Company;

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong;

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;

“Independent Shareholders”	Shareholders of Sinopec Corp. other than Sinopec Group and its associates;

“Listing Rules”
collectively, the rules governing the listing of securities of listed companies on the following exchanges: Hong Kong Stock Exchange, the New York Stock Exchange, the London Stock Exchange and the Shanghai Stock Exchange;

“MIL”	Milleval International Limited, a company incorporated and registered in Malaysia with limited liability;

“MIL Purchase Agreement”	the sale and purchase agreement in respect of the MIL Sale Interest entered into between MIL and Chemical Commercial Hong Kong on 30 October 2014;

“MIL Sale Interest”	1% of the entire interest in COOP held by MIL as a member of COOP;

“MIL Transaction”	the acquisition of MIL Sale Interest by Chemical Commercial Hong Kong pursuant to MIL Purchase Agreement;

“MIL Transaction Documents”
MIL Purchase Agreement and all documents to be executed or entered into in connection therewith, including the authorization documents for the transfer of MIL Sale Interest or the approved certificates or evidence of interest;

“Non-Subscription Guarantee”
an agreement entered into by Sinopec Group, Saudi Aramco and Yanbu Company on 14 January 2012 in relation to the provision of guarantee for  the performance of the Shareholders’ Agreement and certain offtake agreements in relation to Yanbu Refinery Project;

“Overseas Holding”	Sinopec Overseas Investment Holding Limited, a wholly-owned subsidiary of Sinopec Crop. established in Hong Kong;

“Personnel Secondment Agreement”	an agreement entered into by Sinopec Group, Saudi Aramco and Yanbu Company on 14 January 2012 in relation to the dispatch of personnel to Yanbu Company;

“PRC” or “China”	the People’s Republic of China, for the purpose of this Announcement, excluding Hong Kong, Macau Special Administrative Region and Taiwan;

“RMB”	the lawful currency of the People’s Republic of China;

“Saudi Aramco”	Saudi Arabian Oil Company, a company established and registered in the Kingdom of Saudi Arabia;

“Shareholders”	shareholders of Sinopec Corp.;

“Shareholders’ Agreement”	a shareholders’ agreement in relation to the Yanbu Company entered into between the B.V. Company and Saudi Aramco on 14 January 2012;

“Shareholders’ Loan Agreements”	collectively, a senior shareholders credit facility agreement and a subordinated shareholder credit facility agreement between Century Bright, Saudi Aramco and Yanbu Company on 14 January 2012;

“Sinopec Group”	China Petrochemical Corporation, the controlling shareholder of Sinopec Corp.;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Subscription Agreement”
a subscription agreement entered into between the B.V. Company, Saudi Aramco and the Yanbu Company on 22 November 2011 pursuant to which the B.V. Company subscribed for 37.5% of the total issued shares in the Yanbu Company;

“Subscription Guarantee”
an agreement entered into by Sinopec Group, Saudi Aramco and Yanbu Company on 22 November 2011 in relation to the provision of guarantee for the obligation of the B.V. Company to make capital contributions to Yanbu Company;

“subsidiary”	has the meaning ascribed thereto in Chapter 1 of the Hong Kong Listing Rules;

“Transaction(s)”	Collectively, Century Bright Transaction and MIL Transaction;

“Transaction Agreements”	collectively, Century Bright Purchase Agreement and MIL Purchase Agreement;

“UNIPEC”	China International United Petroleum & Chemicals Co., Ltd., wholly-owned by Sinopec Corp.;

“US$”	United States Dollars, the lawful currency of the United States of America;

“Yanbu Company”
Yanbu Aramco Sinopec Refining Company (YASREF) Limited, a company registered in the Kingdom of Saudi Arabia, its 37.5% and 62.5% equity interest are held by the B.V. Company and Saudi Aramco, respectively, as at the date of this announcement;

“Yanbu Refinery Project”	the refinery project affiliated to and operated by the Yanbu Company.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

30 October 2014

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+  and Bao Guoming+.

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Secretary to the Board of Directors

Date: October 31, 2014